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CONTACT:
Jeanne Harper Condren
(408) 944-1817
jeanne_condren@dmcwave.com


             DIGITAL MICROWAVE CORPORATION STOCKHOLDERS APPROVE MERGER

    SAN JOSE, CALIF. -- OCTOBER 7, 1998 -- Digital Microwave Corporation (Nasdaq:DMIC) announced that at its special meeting today, stockholders approved the merger with Innova Corporation (Nasdaq:INVA) such that Innova Corporation will become a wholly owned subsidiary of Digital Microwave. The shareholders of Innova Corporation also approved the transaction at a special meeting held today. The transaction is expected to close this week.

    Under the terms of the merger agreement, 1.05 shares of DMC common stock will be issued for each share of common stock of Innova Corporation outstanding at the time of the close of the transaction. The merger is intended to qualify as a tax-free reorganization and a pooling-of-interests for accounting and financial reporting purposes.

    Headquartered in San Jose, California, Digital Microwave Corporation designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. Transmitting and receiving multiple digital lines, Digital Microwave's high-performance systems carry voice, data, and digitized video signals across a full spectrum of frequencies and capacities.


FOR MORE INFORMATION, VISIT:  http://www.dmcwave.com

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CONTACT:
Jeanne Harper Condren
(408) 944-1817
jeanne_condren@dmcwave.com


                      DIGITAL MICROWAVE CORPORATION ANNOUNCES
                      COMPLETION OF INNOVA CORPORATION MERGER
                             AND COMPANY REORGANIZATION

SAN JOSE, CALIF.--OCTOBER 8, 1998--Digital Microwave Corporation (Nasdaq:DMIC) today announced the completion of its merger with Innova Corporation (Nasdaq:INVA). Innova is now a wholly owned subsidiary of Digital Microwave Corporation. Stockholders of both companies approved the transaction at special meetings yesterday.

        Under the terms of the merger agreement, 1.05 shares of DMC common stock will be issued for each share of common stock of Innova Corporation outstanding at the time of the close of the transaction. The merger is intended to qualify as a tax-free reorganization and a pooling-of-interests for accounting and financial reporting purposes.

        In addition, Digital Microwave Corporation announced today the reorganization of its operations into three divisions. The Narrowband Division, which will be responsible for the SPECTRUM-TM- II, XP-4, XP-2 and other related medium-capacity products, will be headquartered in Seattle under the direction of Frank Grenon, former President and Chief Executive Officer of Innova Corporation. The Broadband Division, based in San Jose, has responsibility for the new Altium-TM- high-capacity product line, and is headed by Sam Smookler. MAS Technology Limited, a wholly owned subsidiary of the Company located in New Zealand, under the management of Sam Wyman, becomes the Long Haul Division, and is responsible for the DXR-TM- low-frequency, low-capacity product line. The combined products of the Company will be sold through an integrated, worldwide direct sales force, OEM channels and other indirect sellers.

        In conjunction with the reorganization, Digital Microwave announced that it is implementing approximately a 20% reduction in its worldwide work force. A portion of this reduction will be immediate, with the remainder to be phased over the next three to four months. The Company also intends to consolidate facilities to reduce its fixed costs. The Company will generally be providing two months' salary continuation packages for employees impacted by this reduction. Digital Microwave currently employs approximately 1,060 worldwide, including the former Innova Corporation employees.

        As was announced previously, the Company reduced the worldwide work force by 15% earlier in the year. Salary increases for senior Corporate Officers were also

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deferred earlier this year.  In addition, senior Corporate Officer salaries will now be reduced 10% at this time.

        As discussed in the September 8, 1998 S-4 Registration Statement filed with the SEC, the Company anticipates acquisition, merger-related restructuring costs and inventory write-downs, to total approximately $30-$40 million, which will be taken as a one-time charge in the Company's third quarter ending December 31, 1998. As a result of these restructuring and other cost-cutting measures, the Company expects to realize cost savings of $5-6 million per quarter going forward.

        "Due to dramatic changes in world markets, we have concluded that significant changes are required at Digital Microwave Corporation. We believe that while this economic situation provides many challenges, there are also opportunities," said Digital Microwave Corporation Chairman and CEO Charles Kissner. "These changes in our markets in light of the current direction of the world's economies demanded our proactive and immediate response. This new structure allows us to concentrate into logical areas of technological expertise with a focus on development and manufacturing efficiencies. This will benefit our customers with a full range of highly competitive and advanced wireless solutions for both voice and data telecommunications requirements. Digital Microwave Corporation is thus better aligned to meet our customers' needs, capitalize on our core competencies and take advantage of long-term opportunities within the marketplace."

        The statements in this press release that relate to future events or the Company's future performance, including statements regarding future cost savings are forward-looking. These forward-looking statements are based on current expectations and the Company assumes no obligation to update this information. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the volume and timing of orders for the Company's products, the ability of the Company and its suppliers to respond to changes made by customers in their orders, the timing of new product introductions, competition in the microwave and access business, fluctuations in foreign currency exchange rates, the economic conditions in the Asia/Pacific region, regulatory developments and general economic conditions. For a more detailed discussion of such factors, see the "Risk Factors" in the Company's Registration Statement on Form S-4 filed with the SEC on September 1, 1998.

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        Headquartered in San Jose, California, Digital Microwave Corporation
designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. Transmitting and receiving multiple digital lines, Digital Microwave's high-performance systems carry voice, data, and digitized video signals across a full spectrum of frequencies and capacities.

FOR MORE INFORMATION, VISIT:  http://www.dmcwave.com

SPECTRUM, ALTIUM AND DXR ARE TRADEMARKS OF DIGITAL MICROWAVE CORPORATION.

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Jeanne Harper Condren
(408) 944-1817
jeanne_condren@dmcwave.com


          DIGITAL MICROWAVE CORPORATION APPOINTS PAUL S. BACHOW AND
                 V. FRANK MENDOCINO TO BOARD OF DIRECTORS

SAN JOSE, CALIF.--OCTOBER 8, 1998--Digital Microwave Corporation (Nasdaq:DMIC) today announced that it has appointed Paul S. Bachow, 47, and V. Frank Mendocino, 59, to its Board of Directors.

        In a related story, Digital Microwave Corporation today announced the completion of its merger with Innova Corporation, a designer and manufacturer of millimeter wave radios for use as low- to medium-capacity wireless communications links.

        Paul Bachow has served as a Director of Innova Corporation since January 1993. Mr. Bachow is President of Bachow & Associates, Inc., a venture capital investment company, and the General Partner of Paul S. Bachow Co-Investment Fund, L.P. and Bachow Investment Partners III, L.P. Mr. Bachow serves as a director of Deb Shops, Inc., a publicly traded company in the women's clothing business; Anadigics, Inc., a publicly traded manufacturer of gallium arsenide chips for use in a broad array of communications devices; Crusader Holding Corporation, a publicly traded savings and loan; and several private companies.

        Frank Mendicino has served as a Director of Innova Corporation since July 1989 and as Innova's Chairman since February 1992. As of 1983,
Mr. Mendicino has acted as a General Partner of Woodside Fund, Woodside Fund II and Woodside Fund III, private investment funds. He has also served as a director of over 15 private companies.

        "We are extremely pleased to welcome Paul and Frank, two businessmen who are very knowledgeable about the telecommunications sector, to Digital Microwave's Board of Directors," stated Chuck Kissner, Chairman and Chief Executive Officer of Digital Microwave Corporation. "We believe their wealth of experience will be especially valuable to the Company as we integrate our business with Innova's and continue to expand into new markets in the U.S. and abroad."

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        Headquartered in San Jose, California, Digital Microwave Corporation
designs, manufactures, and markets advanced wireless solutions for worldwide telephone network interconnection and access. Transmitting and receiving multiple digital lines, Digital Microwave's high-performance systems carry voice, data, and digitized video signals across a full spectrum of frequencies and capacities.



FOR MORE INFORMATION:  www.dmcwave.com

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